DEAN BRADLEY OSBORNE PARTNERS LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2015

ASSETS

Cash	$	129,917
Client receivables		1,095,411
Prepaid expenses		3,416
Total assets	$	1,228,744

LIABILITIES AND MEMBER'S CAPITAL

Liabilities:		
Accounts payable	$	13,285
Total liabilities		13,285
Commitments and contingencies (Note 5)		
Member's capital		1,215,459
Total liabilities and member's capital	$	1,228,744

The accompanying notes are an integral
part of these financial statements.